RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

February 7, 2007

VIA EDGAR AND FACSIMILE—(202) 772-9218

Securities and Exchange Commission Mail Stop 6010 100 F Street, N.E. Washington, D.C. 20549
Attention:	Jay Mumford Perry Hindin, Special Counsel Kristin Lochhead Brian Cascio
  Re:
  Accuray Incorporated
  Registration Statement on Form S-1 (Registration No. 333-138622)

Ladies and Gentlemen:

        On behalf of Accuray Incorporated, a Delaware corporation, we have reviewed the letter dated February 7, 2007 from the staff (the "Staff") of the Securities and Exchange Commission with respect to the above-referenced filing. We are responding to the Staff's comment number 9 in the letter as set forth below. The Staff's comment is set forth below in bold, followed by the response.

        9.    We note that the opinion is limited to Delaware General Corporation Law. Please have your counsel confirm to us in writing that the law covered by the opinion includes not only the Delaware General Corporation Law, but also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

        We confirm with you that we concur with the Staff's understanding that the reference to the "General Corporation Law of the State of Delaware" in our opinion includes the statutory provisions and all applicable provisions of that state's constitution and the reported judicial decisions thereunder.

        If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (302) 651-7722.

Very truly yours,
/s/ MARK J. GENTILE Mark J. Gentile of Richards, Layton & Finger, P.A.